EXHIBIT 99.1

Centerra Gold Reports 2021 Gold Production and Issues 2022 Guidance

All figures are in United States dollars and all production figures are on a 100% basis and continuing operations basis, unless otherwise stated. This news release contains forward-looking information regarding Centerra Gold’s business and operations. See “Caution Regarding Forward-Looking Information”. All references in this document denoted with “NG” indicate a non-GAAP term which is discussed under “Non-GAAP Measures” and reconciled to the most directly comparable GAAP measure.

TORONTO, Jan. 18, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) reports 2021 fourth quarter and full-year production and 2022 production and cost guidance.

2021 Fourth Quarter and Annual Highlights

  Gold production in the fourth quarter was 91,197 ounces including 59,529 ounces of gold produced by the Mount Milligan Mine and 31,668 ounces of gold produced by the Öksüt Mine.
  Full year 2021 gold production was 308,141 ounces, at the upper end of guidance, including 196,438 ounces of gold produced by the Mount Milligan Mine and 111,703 ounces produced by the Öksüt Mine.
  Copper production was 17.0 million pounds in the fourth quarter and 73.3 million pounds for the full year 2021, within the guidance range.
  2021 Gold production costs per ounce is expected to be at the lower end of the guidance range of $600 to $650.
  2021 All-in sustaining costs on a by-product basis per ounceNG (“AISC”) is expected to be below the lower end of guidance range of $700 to $750.
  2021 All-in costs on a by-product basis per ounceNG (“AIC”) is expected to be below the lower end of guidance range of $850 to $900.
  2021 Cash provided by operating activities is expected to be at the upper end of the guidance range of $200 to $250 million.
  2021 Free cash flowNG is expected to be at the upper end of the guidance range of $125 to $175 million.
  2021 Öksüt related income tax guidance has been revised to an expected current tax expense range of $35 to $45 million.

2022 Guidance Highlights

  Gold production of 400,000 to 450,000 ounces, including 190,000 to 210,000 ounces at the Mount Milligan Mine and 210,000 to 240,000 ounces at the Öksüt Mine.
  Copper production of 70 to 80 million pounds, reduced from previous guidance (90 to 100 million pounds) due to planned mine sequence changes at the Mount Milligan Mine.
  Gold production costs per ounce - $500 to $550, AISC on a by-product basis per ounceNG - $600 to $650, AIC on a by-product basis per ounceNG - $700 to $750.
  Total capital spending of $95 to $105 million.
  Cash provided by operating activities of $300 to $350 million.
  Free cash flowNG of $200 to $250 million.
  Exploration expenditures of $35 to $45 million including exploration at our Mount Milligan ($12 million) and Öksüt Mines ($5 million).
  New Mount Milligan technical report expected in the second quarter.
  Updated 3 Year Outlook targeted to be issued in the second quarter. The previously issued 2023 guidance is currently under review pending the release of the new Mount Milligan technical report.

Scott Perry, President and Chief Executive Officer of Centerra, said: “Our Mount Milligan and Öksüt Mines paved the way for our strong operating performance in 2021, enabling us to achieve the upper end of our gold production guidance. At the same time, our gold production costs per ounce and all-in sustaining costs on a by-product basis per ounceNG are expected to be at the lower end and below their respective 2021 guidance ranges. In the year ahead, we expect to see continued strong operational performance at Mount Milligan and Öksüt, with increased gold production levels and significant generation of cash provided by operating activities and free cash flowNG.”

2022 Guidance

	Units	2022	2022	2022	2022
		Mount Milligan(1)	Öksüt	Consolidated(2)	Previous Guidance(3)
Production
Unstreamed gold production		123-136	210-240	333-376	320-363
Streamed gold production		67-74	-	67-74	60-67
Total gold production(4)	(Koz)	190-210	210-240	400-450	380-430
Unstreamed copper production		57-65	-	57-65	73-81
Streamed copper production		13-15	-	13-15	17-19
Copper production(4)	(Mlb)	70-80	-	70-80	90-100
Costs
Gold production costs	($/oz)	675-725	300-350	500-550	550-600
AISC on a by-product basis per ounceNG	($/oz)	575-625	425-475	600-650	450-500
AIC on a by-product basis per ounceNG	($/oz)	600-650	450-500	700-750	550-600
AISC on a co-product basis per ounce of goldNG	($/oz)	900-950	425-475	750-800	725-775
Copper production costs	($/lb)	1.70-1.85	-	1.70-1.85	1.70-1.85
AISC on a co-product basis per pound of copperNG	($/lb)	2.40-2.55	-	2.40-2.55	2.15-2.30
Capital Expenditures
Sustaining capital expenditures(5)	($M)	65-70	20-25	90-100	80-90
Non-sustaining capital expenditures(6)	($M)	5	-	5	5
Total Capital Expenditures	($M)	70-75	20-25	95-105	85-95

(1)   The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered. Assuming a market gold price of $1,700 per ounce and market copper price of $4.00 per pound, Mount Milligan’s average realized gold and copper price would be $1,257 per ounce and $3.36 per pound, respectively.
(2)   Unit costs and consolidated unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions, subject to metal content, levied by smelters.
(3)   As disclosed in the Company’s news release and MD&A dated August 10, 2021.
(4)   Gold and copper production at Mount Milligan assumes recoveries of 69% and 81%, respectively, and 72% (project-to-date) gold recovery at Öksüt. 2022 gold ounces and copper pounds sold are expected to be consistent with production.
(5)   Sustaining capital expenditures include cash and non-cash components of capitalized stripping. Consolidated sustaining capital includes $5 million related to other operations.
(6)   Non-sustaining capital expenditures are distinct projects designed to have a significant increase the net present value of the mine.

Centerra’s 2022 gold production is expected to be between 400,000 to 450,000 ounces, compared to the previous 2022 guidance of 380,000 to 430,000 ounces disclosed in the Company’s news release for the second quarter of 2021.

Mount Milligan’s 2022 gold production is expected to be in the range of 190,000 to 210,000 ounces compared to the previously issued guidance of 170,000 to 190,000 ounces. Copper production is expected to be in the range of 70 to 80 million pounds compared to the previous guidance of 90 to 100 million pounds. Gold and copper production are expected to be back-end weighted in 2022, with the first half of the year representing 40% of the 2022 annual metal production total while the second half of the year will represent up to 60% of the 2022 annual metal production total. The changes to expected gold and copper production at the Mount Milligan Mine are due to planned mine sequence changes.

At Öksüt, 2022 gold production is expected to be in the range of 210,000 to 240,000 ounces, which is unchanged from the previously issued guidance. Gold production is expected to be back-end weighted in 2022, with the first half of the year representing 40% or more of the 2022 annual gold production total while the second half of the year will represent up to 60% of the 2022 annual gold production total. The average grade of ore stacked to the heap leach pad in 2022 is expected to be approximately 2.30 g/t Au. Gold production guidance assumes that mining will continue at the Keltepe pit and the Güneytepe pit and assumes the receipt of permits from local authorities mid-year.

Gold production costs are forecasted to be $500 to $550 per ounce, a reduction from the previously issued guidance of $550 to $600, primarily driven by lower than expected operating expenses at the Öksüt Mine. Consolidated AISC on a by-product basis per ounceNG is expected to be in the range of $600 to $650 an increase from previously issued guidance of $450 to $500 per ounce, primarily due to a decrease in copper credits and an increase in estimated sustaining capital expenditures at the Mount Milligan Mine.

Consolidated cash provided by operating activities and free cash flowNG are expected to be in the range of $300 to $350 million and the range of $200 to $250 million, respectively.

2022 Molybdenum Business Unit
In 2022, care and maintenance expenses related to the Molybdenum Business Unit, including reclamation expenditures, are currently estimated to be between $20 and $25 million. These costs are expected to be partially offset by the cash generated from molybdenum roasting, with total net cash required to maintain the Molybdenum Business Unit expected to be in the range of $15 to $20 million. The Company’s assumed molybdenum price for 2022 is $17.00 per pound.

2022 Taxes
Income tax in relation to Öksüt is estimated to be between $80 to $90 million, reflecting a 23% income tax rate, as well as withholding tax on expected repatriation of earnings. The higher 2022 tax expense at the Öksüt Mine also reflects the full utilization of the Investment Incentive Certificate by the end of 2021. The Mount Milligan Mine is subject to British Columbia mineral tax which is forecast to be between $5 and $10 million.

2022 Material Assumptions

Material assumptions or factors used to forecast production and costs for 2022, after giving effect to the hedges in place as at December 31, 2021, include the following:

  a market gold price of $1,700 per ounce and an average realized gold price at the Mount Milligan Mine of $1,257 per ounce after reflecting the streaming arrangement with Royal Gold (35% of the Mount Milligan Mine’s gold at $435 per ounce).
  a market copper price of $4.00 per pound and an average realized copper price at the Mount Milligan Mine of $3.36 per pound after reflecting the streaming arrangement with Royal Gold (18.75% of the Mount Milligan Mine’s copper at 15% of the spot price per metric tonne).
  a molybdenum price of $17.00 per pound.
  exchange rates: $1USD:$1.26 Canadian dollar; $1USD:13.0 Turkish lira; with a Turkish inflation assumption of 36%.
  diesel fuel price assumption: $0.72/litre (CAD$0.91/litre) at the Mount Milligan Mine.

Mount Milligan Streaming Arrangement
The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”). To satisfy its obligations under the Mount Milligan Streaming Arrangement, the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions
Other material assumptions used in forecasting production and costs for 2022 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital forecasts for 2022 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially, and which are discussed under the heading “Risks That Can Affect Our Business” in the Company’s most recent Annual Information Form. The costs and cashflow impact associated with continued litigation and/or potential settlement of the Kumtor Mine dispute has not be incorporated into the 2022 guidance.

2022 Sensitivities
Centerra’s revenues, earnings, and cash flows for 2022 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes.

		Impact on ($ millions)					Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	Net Earnings (after tax)	AISC on a by-product basis per ounceNG
Gold price	$50/oz	1.5 - 4.0	-	16.5 – 19.0	12.5 – 17.5	12.5 – 17.5	4.0 – 5.0
Copper price(1)	10%	0.2 - 0.4	-	4.4 - 6.7	4.2 - 6.5	4.2 - 6.5	14.5 - 16.5
Diesel fuel(1)	10%	1.5 - 1.6	0.3 - 0.5	-	1.8 - 2.1	1.5 - 1.6	4.5 – 5.5
Canadian dollar(1)(2)	10 cents	11.5 – 13.5	1.5 – 2.0	-	13.0 – 15.5	11.5 – 13.5	34.5 – 39.0
Turkish lira(2)(3)	1 lira	1.5 – 2.5	0.5 – 1.0	-	2.0 – 3.5	2.0 – 3.5	5.0 – 7.0

(1)   Includes the effect of the Company’s copper sales, diesel fuel and Canadian dollars hedging programs, with current 2022 exposure coverage approximately 70%, 65% and 65%, respectively.
(2)   Appreciation of currency against the U.S. dollar will result in higher costs and lower cash flow and earnings, depreciation of currency against the U.S. dollar results in decreased costs and increased cash flow and earnings.
(3)   Assumes an increase in the Turkish Lira will be partially offset by inflation.

Mount Milligan Technical Report and Three-Year Outlook / 2023 Guidance Update
The Company expects to conclude its ongoing life of mine planning work and issue a new National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report for the Mount Milligan Mine in the second quarter of 2022. Accordingly, the Company is reviewing its consolidated three-year outlook, including 2023 guidance (which is likely to change and should no longer be relied upon). The Company expects to release an updated three-year outlook during the second quarter.

Qualified Person & QA/QC – Production Information
The production information and other scientific and technical information presented in this document, including the production estimates were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were prepared, reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of Slobodan (Bob) Jankovic, Professional Geoscientist, member of the Association of Professional Geoscientists of Ontario (APGO) and Centerra’s Senior Director, Technical Services, who is a qualified person for the purpose of NI 43-101. Unless otherwise noted below, sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used.

The Mount Milligan deposit is described in a NI 43-101 technical report dated March 26, 2020 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used.

The Öksüt deposit is described in a NI 43-101 technical report dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used.

Non-GAAP Measures
The Company elected to present the World Gold Council’s (“WGC”) financial measure AIC, which incorporates non-sustaining capital expenditures and certain development and overhead costs in addition to the sustaining costs that are included in the AISC on a by-product basis metric. Management believes the AIC metric will assist stakeholders in understanding the costs associated with producing gold over the entire lifecycle of the mine.

This document contains the following non-GAAP financial measures: all-in sustaining costs on a by-product basis per ounce, all-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, all-in costs on a by-product basis per ounce and free cash flow.

Management believes that the use of these non-GAAP measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. These financial measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the WGC guidelines. Accordingly, these non-GAAP measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions
The following is a description of the non-GAAP measures used in this news release:

  All-in sustaining costs on a by-product basis per ounce are calculated as the aggregate of production costs as recorded in the condensed consolidated interim statements of earnings (loss), refining and transport costs, cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedging by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper are based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. For 2022, based on the assumed copper price of $4.00 per pound and assumed gold price of $1,700 per ounce, 425 pounds of copper was equivalent to one ounce of gold.
  All-in costs on a by-product basis per ounce includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and pre-development costs.
  Free cash flow is calculated as cash provided by operating activities less additions to property, plant and equipment.

Caution Regarding Forward-Looking Information
Information contained in this news release which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: the Company’s expectations regarding 2021 and future gold and copper production; gold production costs per ounce, all-in sustaining costs on a by-product basisNG; consolidated cash provided by operating activities, consolidated free cash flowNG, and other statements made under the headings “2022 Guidance” and “2023 Guidance” including expectations regarding accessing the higher grade ore at Öksüt’s Güneytepe pit for part of 2022 and its impact on gold production at Öksüt; timing and receipt of the permits at Öksüt; 2022 capital expenditures; 2022 exploration expenditures; 2022 corporate administration expenses; 2022 depreciation, depletion and amortization expenses; 2022 tax expenses; and expectations for the Molybdenum Business Unit.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Turkey and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of constitutional changes in Turkey; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and, potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; and, the fact that the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, depends on the cash flow of its subsidiaries; and, (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in mining operations; the adequacy of the Company’s insurance to mitigate operational risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risk Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate as many factors and future events, both known and unknown, could cause actual results, performance, or achievements to vary or differ materially from the results, performance, or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of January 18, 2022. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances, or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the pre-development stage Kemess Underground Project in British Columbia, Canada and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
Centerra Gold Inc.
(416) 204-1694
toby.caron@centerragold.com

Additional information on Centerra Gold is available on the Company’s website at www.centerragold.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/349e4744-29f7-4d6f-adb6-f8ed1fa33931